Exhibit 99.(h)(3)

MASSMUTUAL ACCESSSM PRIVATE EQUITY FUND

CLASS 3 SHARES

DISTRIBUTION AND SERVICES PLAN

[                                               ], 2021

This Plan (the "Plan") constitutes the Distribution and Services Plan relating to Class 3 shares of the MassMutual AccessSM Private Equity Fund (the "Fund"), a Delaware statutory trust.

Section 1. The Fund with respect to its Class 3 shares (the “Class 3” or the “Class”), is authorized to make payments hereunder (the "Distribution and Service Fee") to MML Distributors, LLC or such other entity as may be approved from time to time by the Trustees (the "Distributor"), at a rate not to exceed 0.75 percent on an annualized basis of the NAV as of the end of each month attributable to the Class 3 shares. The Distribution and Service Fee with respect to the Class shall be as approved from time to time by (a) the Board of Trustees of the Fund and (b) the Independent Trustees, as defined below, of the Fund (the "Trustees"). The Fund is not obligated to pay any distribution expense in excess of the Distribution and Service Fee described in this Section 1. The Distribution and Service Fee shall be accrued monthly and paid annually or at such other intervals as the Trustees shall determine.

In accordance with such terms as the Trustees may from time to time establish, the Distributor may use all or a portion of the Distribution and Service Fee to compensate investment professionals or financial intermediaries (including, but not limited to, any affiliate of the Distributor, Massachusetts Mutual Life Insurance Company, and any affiliated insurance companies) (and to reimburse them for related expenses) for personal service provided to beneficial owners of shares of the Class, for services in respect of the promotion of the shares of the Class, and/or the maintenance of shareholder accounts, or for other services for which payments may lawfully be made in accordance with applicable rules and regulations. The Distributor may retain all or any portion of the Distribution and Service Fee in respect of the Class as compensation for its services.

A majority of the Independent Trustees, may, from time to time, reduce the amount of any Distribution and Service Fees payable hereunder, or may suspend the operation of the Plan, with respect to the Fund or the Class for such period or periods of time as they may determine,

Section 2. The Fees payable with respect to the Class of the Fund may not be used to subsidize the distribution of shares of, or provision of shareholder services to, any other class of shares of the Fund.

Section 3. This Plan shall not take effect until it has been approved by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940, as amended (the "Act"), or the rules and regulations thereunder) of both (a) the Trustees of the Fund , and (b)

the Independent Trustees of the Fund cast in person at a meeting called for the purpose of voting on this Plan.

Section 4. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 3.

Section 5. Any person authorized to direct the disposition of monies paid or payable pursuant to this Plan or any related agreement shall provide to the Trustees of the Fund, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 6. This Plan may be terminated at any time with respect to the shares of the Class of the Fund by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the Class.

Section 7. All agreements with any person relating to implementation of this Plan with respect to shares of the Class of the Fund shall be in writing, and any agreement related to this Plan with respect to the Class of shares shall, if and to the extent required by applicable law, provide:

(a)                that such agreement shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 3;

(b)                that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of the Class, or by any other party to the agreement, on not more than 60 days' written notice to any other party to the agreement; and

(c)                that such agreement shall terminate automatically in the event of its assignment.

Section 8. This Plan may not be amended to increase materially the amount of Distribution and Service Fees permitted to be paid by the Class of the Fund pursuant to Section 1 hereof without approval by a vote of at least a majority of the outstanding voting securities of the Class, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 3.

Section 9. While this Plan is in effect, the selection and nomination of the Independent Trustees will be committed to the discretion of the Independent Trustees.

Section 10. As used in this Plan, (a) an "Independent Trustee" shall mean each Trustee of the Fund who is not an interested persons of the Fund, and who has no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment," "interested person," and "majority of the outstanding voting securities" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions or interpretations as may be granted or issued by the Securities and Exchange Commission or its staff.